CUSIP No. 971375126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

WillScot Mobile Mini Holdings Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

971375126

(CUSIP Number)

William R. Burke
Kirkland & Ellis International LLP
30 St Mary Axe
London, EC3A 8AF
+44 20 7469 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Sapphire Holding S.à r.l.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 62,150,558 shares of Class A Common Stock (1) (2)
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 62,150,558 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,150,558 shares of Class A Common Stock (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.99% (2)

14	Type of Reporting Person CO

Notes:

(1) 43,268,901 of the 62,150,558 shares of the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WillScot Mobile Mini Holdings Corp. (the “Issuer”) reported on this Schedule 13D/A were acquired, and are held, by Sapphire Holding S.à r.l. (“Sapphire Holding”) following the consummation of that certain business combination and other transactions on November 29, 2017 (the “Business Combination”) as further described in Item 4 of the Original Filing (as defined below) and Item 5 hereof. 10,641,182 shares of the 62,150,558 shares of Class A Common Stock reported on this Schedule 13D/A were received by Sapphire Holding in exchange for its shares of Williams Scotsman Holdings Corp.’s common stock, par value $0.0001 per share (the “WSHC Shares”) pursuant to the Voting Agreement and Exchange Agreement (each as defined below). 17,022 of the 62,150,558 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of restricted stock granted to Stephen Robertson and Gary Lindsay on May 11, 2020 pursuant to the WillScot Corporation 2017 Incentive Award Plan and Restricted Stock Award Agreement between the Issuer and each of Mr. Robertson and Mr. Lindsay. These shares comprise part of the Issuer’s annual compensation program for non-executive directors and, subject to the terms and conditions of such plan and award agreement, the restrictions on these shares lapse in full one year from the grant date. 13,614 of the 62,150,558 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of restricted stock granted to Stephen Robertson and Gary Lindsay on June 19, 2019 pursuant to the WillScot Corporation 2017 Incentive Award Plan and Restricted Stock Award Agreement between the Issuer and each of Mr. Robertson and Mr. Lindsay. The restrictions on these shares lapsed in full one year from the grant date. 7,380 of the 62,150,558 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of restricted stock granted to Stephen Robertson and Gary Lindsay on March 20, 2018 pursuant to the WillScot Corporation 2017 Incentive Award Plan and Restricted Stock Award Agreement between the Issuer and each of Mr. Robertson and Mr. Lindsay. The restrictions on these shares lapsed in full one year from the grant date. 11,834 of the 62,150,558 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of restricted stock granted to Stephen Robertson and Gary Lindsay on August 28, 2018 pursuant to the WillScot Corporation 2017 Incentive Award Plan and Restricted Stock Award Agreement between the Issuer and each of Mr. Robertson and Mr. Lindsay. The restrictions on these shares lapsed in full one year from the grant date. Immediately following each grant of the restricted stock, Mr. Robertson and Mr. Lindsay transferred the restricted stock to Sapphire Holding. 5,765,625 of the 62,150,558 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of Class A Common Stock that were released from escrow to Sapphire Holding pursuant to the terms of a previously disclosed earnout agreement (the “Earnout Agreement”), which was entered into by and among the Issuer, Sapphire Holding, Double Eagle Acquisition LLC and Harry E. Sloan on November 29, 2017 in connection with the consummation of the Business Combination and pursuant to which a release of 3,106,250 shares of Class A Common Stock from escrow was triggered on January 19, 2018 by the closing price of the shares of Class A Common Stock on the Nasdaq Stock Market exceeding $12.50 per share for 20 out of 30 consecutive trading days and a release of an additional 2,659,375 shares of Class A Common Stock from escrow was triggered on August 1, 2018 by the closing price of the shares of Class A Common Stock on the Nasdaq Stock Market exceeding $15.00 per share for 20 out of 30 consecutive trading days. 2,425,000 of the 62,150,558 shares of the Class A Common Stock reported on this Schedule 13D/A represent the 4,850,000 warrants exchangeable for one-half share each of Class A Common Stock that were released from escrow to Sapphire Holding pursuant to the terms the Earnout Agreement following the completion of a Qualifying Acquisition (as defined in the Earnout Agreement) on August 15, 2018.

(2) This figure accounts for the exchange of the WSHC Shares into 10,641,182 shares of Class A Common Stock (as discussed in Items 4, 5 and 6 of this filing) and assumes an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 26.99% of the outstanding shares of Class A Common Stock after giving effect to the Merger (as defined in Item 4 of this Filing) and based on publicly available information on the numbers of outstanding shares of Class A Common Stock and outstanding common stock of Mobile Mini, Inc. (“Mobile Mini”) prior to the Merger. According to the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2020, there were 110,555,295 shares of Class A Common Stock outstanding and 8,024,419 shares of Class B Common Stock outstanding as of May 1, 2020. According to the Quarterly Report on Form 10-Q filed by Mobile Mini, on May 6, 2020, there were 44,359,914 shares of common stock of Mobile Mini outstanding as of April 24, 2020.

SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital II Holdings L.P.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 62,150,558 shares of Class A Common Stock (1) (2)
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 62,150,558 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,150,558 shares of Class A Common Stock (1) (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.99% (2)
14	Type of Reporting Person PN

Notes:

(1) As sole shareholder of Sapphire Holding, TDR Capital II Holdings L.P. may be deemed the beneficial owner of such shares of Class A Common Stock of the Issuer held by Sapphire Holding.

(2) This figure accounts for the exchange of the WSHC Shares into 10,641,182 shares of Class A Common Stock (as discussed in Items 4, 5 and 6 of this filing) and assumes an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 26.99% of the outstanding shares of Class A Common Stock after giving effect to the Merger (as defined in Item 4 of this Filing) and based on publicly available information on the numbers of outstanding shares of Class A Common Stock and outstanding common stock of Mobile Mini, Inc. (“Mobile Mini”) prior to the Merger. According to the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2020, there were 110,555,295 shares of Class A Common Stock outstanding and 8,024,419 shares of Class B Common Stock outstanding as of May 1, 2020. According to the Quarterly Report on Form 10-Q filed by Mobile Mini, on May 6, 2020, there were 44,359,914 shares of common stock of Mobile Mini outstanding as of April 24, 2020.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital LLP
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 62,150,558 shares of Class A Common Stock (1) (2)
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 62,150,558 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,150,558 shares of Class A Common Stock (1) (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.99% (2)
14	Type of Reporting Person PN

Notes:

(1) As manager of TDR Capital II Holdings L.P., TDR Capital LLP may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding.

(2) This figure accounts for the exchange of the WSHC Shares into 10,641,182 shares of Class A Common Stock (as discussed in Items 4, 5 and 6 of this filing) and assumes an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 26.99% of the outstanding shares of Class A Common Stock after giving effect to the Merger (as defined in Item 4 of this Filing) and based on publicly available information on the numbers of outstanding shares of Class A Common Stock and outstanding common stock of Mobile Mini, Inc. (“Mobile Mini”) prior to the Merger. According to the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2020, there were 110,555,295 shares of Class A Common Stock outstanding and 8,024,419 shares of Class B Common Stock outstanding as of May 1, 2020. According to the Quarterly Report on Form 10-Q filed by Mobile Mini, on May 6, 2020, there were 44,359,914 shares of common stock of Mobile Mini outstanding as of April 24, 2020.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Stephen Robertson
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 62,150,558 shares of Class A Common Stock (1) (2)
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 62,150,558 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,150,558 shares of Class A Common Stock (1) (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.99% (2)
14	Type of Reporting Person IN

Notes:

(1) As a founding partner of TDR Capital LLP, Stephen Robertson may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding.

(2) This figure accounts for the exchange of the WSHC Shares into 10,641,182 shares of Class A Common Stock (as discussed in Items 4, 5 and 6 of this filing) and assumes an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 26.99% of the outstanding shares of Class A Common Stock after giving effect to the Merger (as defined in Item 4 of this Filing) and based on publicly available information on the numbers of outstanding shares of Class A Common Stock and outstanding common stock of Mobile Mini, Inc. (“Mobile Mini”) prior to the Merger. According to the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2020, there were 110,555,295 shares of Class A Common Stock outstanding and 8,024,419 shares of Class B Common Stock outstanding as of May 1, 2020. According to the Quarterly Report on Form 10-Q filed by Mobile Mini, on May 6, 2020, there were 44,359,914 shares of common stock of Mobile Mini outstanding as of April 24, 2020.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Manjit Dale
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable
	8	Shared Voting Power 62,150,558 shares of Class A Common Stock (1) (2)
	9	Sole Dispositive Power Not applicable
	10	Shared Dispositive Power 62,150,558 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,150,558 shares of Class A Common Stock (1) (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.99% (2)
14	Type of Reporting Person IN

Notes:

(1) As a founding partner of TDR Capital LLP, Manjit Dale may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding.

(2) This figure accounts for the exchange of the WSHC Shares into 10,641,182 shares of Class A Common Stock (as discussed in Items 4, 5 and 6 of this filing) and assumes an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 26.99% of the outstanding shares of Class A Common Stock after giving effect to the Merger (as defined in Item 4 of this Filing) and based on publicly available information on the numbers of outstanding shares of Class A Common Stock and outstanding common stock of Mobile Mini, Inc. (“Mobile Mini”) prior to the Merger. According to the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2020, there were 110,555,295 shares of Class A Common Stock outstanding and 8,024,419 shares of Class B Common Stock outstanding as of May 1, 2020. According to the Quarterly Report on Form 10-Q filed by Mobile Mini, on May 6, 2020, there were 44,359,914 shares of common stock of Mobile Mini outstanding as of April 24, 2020.

This filing amends the Schedule 13D filed on December 11, 2017 (as amended by that certain Amendment Number 1 thereto filed on January 23, 2018 and as further amended by Amendment Number 2 thereto filed on August 23, 2018, Amendment Number 3 thereto filed on August 30, 2018 and Amendment Number 4 thereto filed on March 4, 2020, collectively, the “Original Filing”) regarding the Class A Common Stock. This Amendment Number 5 is being filed to reflect the consummation of the Exchange and the Merger (each as defined below) and entry by Sapphire Holding, TDR Capital II Holdings L.P. and TDR Capital LLP into the New Shareholders Agreement (as defined below), as more fully described below. Except as amended herein, the Original Filing is unchanged. References should be made to the Original Filing for additional information.

Item 1. Security and Issuer.

No material changes.

Item 2. Identity and Background.

No material changes.

Item 3. Source and Amount of Funds or Other Consideration.

No material changes.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following paragraphs:

The information set forth in Item 6 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 4.

On March 1, 2020, the Issuer, Mobile Mini, and Picasso Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of certain customary closing conditions, Merger Sub would be merged with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of the Issuer (the “Merger”).

Concurrently with the execution and delivery of the Merger Agreement, Mobile Mini entered into a voting agreement (the “Voting Agreement”) with Sapphire Holding, TDR Capital II Holdings L.P. and TDR Capital LLP (collectively, the “TDR Parties”), which provided that, among other things, on the closing date of the Merger, each of the TDR Parties would enter into a shareholders agreement with the Issuer in the form attached to the Voting Agreement (the “New Shareholders Agreement”).

The Merger was consummated on July 1, 2020. Concurrently with the consummation of the Merger, the Issuer entered into the New Shareholders Agreement with the TDR Parties, as further described in Item 6. The Voting Agreement expired upon the consummation of the Merger.

Item 5. Interest in Securities of the Issuer.

Item 5 “Interest in Securities of the Issuer” of this Schedule 13D/A is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2 and 4 of the Original Filing, Item 6 hereof and on the cover pages of this Schedule 13D/A is incorporated by reference in its entirety into this Item 5.

(a), (b) and (c)

On November 29, 2017, in connection with the closing of the Business Combination, the Issuer and Sapphire Holding entered into the Subscription Agreement pursuant to which Sapphire Holding purchased 43,568,901 shares of Class A Common Stock, as further described in Item 3 above.

In connection with the Issuer’s consummation of the Business Combination on November 29, 2017, the Sellers received, as partial consideration for the sale of WSII to the Issuer, the WSHC Shares. Concurrently with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Exchange Agreement that provides the Sellers or certain permitted transferees, including Sapphire Holding, the right, but not the obligation, at any time within five years of November 29, 2017 to exchange all, but not less than all of the WSHC Shares for newly-issued shares of Class A Common Stock. The number of shares of Class A Common Stock to be received upon such exchange of the WSHC Shares will be determined based on an exchange ratio to be agreed to, taking into account the average trading price of Class A Common Stock over a 20 day trading period on Nasdaq, or another applicable national securities exchange, and the aggregate ownership percentage of the party seeking to make the exchange of the issued and outstanding Holdco Acquiror Common Stock at the time of the exchange, as adjusted to take into account any election by such party to exercise certain pre-emptive rights or the dilutive effect of certain other issuances of Holdco Acquiror Common Stock which do not trigger such pre-emptive rights.

As a result of the transfer of the WSHC Shares from Algeco Global to Sapphire Holding on December 6, 2017, Sapphire Holding has the right, but not the obligation, pursuant to the Exchange Agreement, to exchange the WSHC Shares for shares of Class A Common Stock, in accordance with the terms of the Exchange Agreement.

Pursuant to the Voting Agreement and agreement with the Issuer, Sapphire Holding agreed to exchange all of its WSHC Shares prior to the closing of the Merger for shares of Class A Common Stock at an exchange ratio of 1.3261 shares of Class A Common Stock for each WSHC Share.

In connection with the Merger, on June 30, 2020, Sapphire Holding exchanged 8,024,419 WSHC Shares it held into 10,641,182 shares of Class A Common Stock at an exchange ratio of 1:1.3261 and delivered to Issuer 8,024,419 shares of its Class B Common Stock for cancellation without consideration in accordance with the Voting Agreement and the Exchange Agreement (the “Exchange”). As agreed between Sapphire Holding, Williams Scotsman Holdings Corp., and the Issuer, the Exchange is intended to qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

Sapphire Holding holds approximately 26.99% of the Class A Common Stock, after giving effect to the Merger and based on the number of outstanding shares of Class A Common Stock reported by the Issuer in its Form 10-Q filed on May 6, 2020 and the number of outstanding common stock of Mobile Mini reported by Mobile Mini in its Form 10-Q filed on May 6, 2020.

TDR Capital II, as the sole shareholder of Sapphire Holding, has the power to vote and dispose of securities held by Sapphire Holding and may therefore be deemed to beneficially own 62,150,558 shares of Class A Common Stock held by Sapphire Holding, representing approximately 26.99% of the total outstanding Class A Common Stock.

TDR Capital, as the manager of TDR Capital II, has the power to vote and dispose of securities held by TDR Capital II. TDR Capital may be deemed to control TDR Capital II and have shared voting and dispositive power over the shares of Class A Common Stock that TDR Capital II may be deemed to beneficially own, namely the 62,150,558 shares of Class A Common Stock, representing approximately 26.99% of the total number of outstanding shares of Class A Common Stock. Messrs.

Stephen Robertson and Manjit Dale, as the founding partners of TDR Capital, effectively have the power (acting jointly and not in concert) to vote and dispose of securities held by TDR Capital, and may therefore have shared voting and dispositive power over the shares of Class A Common Stock that TDR Capital may be deemed to beneficially own by virtue of its role as manager of TDR Capital II, namely 62,150,558 shares of Class A Common Stock, representing approximately 26.99% of the total number of outstanding shares of Class A Common Stock.

Except as otherwise disclosed in this Schedule 13D/A, none of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Filing, has equity or other ownership interests in the Issuer. None of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Filing, has engaged in any transaction during the past 60 days in any shares of Class A Common Stock, except as otherwise described in this Schedule 13D/A.

(d)

To the knowledge of the Reporting Persons, no person, other than the stockholders as set forth on Schedule B of the Original Filing, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 “Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” of this Schedule 13D/A is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 4 of the Original Filing, Items 4 and 5 of this Schedule 13D/A and Exhibits 1, 2, 3 and 4 of the Original Filing, is incorporated by reference in its entirety into this Item 6.

Subscription Agreement

In connection with the Subscription Agreement as further described in the Original Filing, each of the Issuer and Sapphire Holding made customary representations.

The shares of the Issuer’s Class A Common Stock issued pursuant to the Subscription Agreement are “restricted securities” under applicable federal securities laws. The shares issued pursuant to the Subscription Agreement are subject to the Registration Rights Agreement (as defined below) which provides for certain demand, shelf and piggyback registration rights.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, which is attached to the Original Filing as Exhibit 1 and is incorporated herein by reference.

Registration Rights Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Issuer, Sapphire Holding, A/S Holdings, and certain other parties named therein, entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), that amends and restates that certain registration rights agreement, dated September 10, 2015 by and among Double Eagle and certain of its initial investors and provides such initial investors, Sapphire Holding and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of Class A Common Stock owned by each holder, until such shares cease to be Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement provides each of Sapphire Holding, A/S Holdings and certain of the initial investors (the “Initiating Holders”), the right to request an unlimited number of demands, at any time following the Closing Date (as defined therein) and customary shelf registration rights, subject to certain conditions. In addition, the Registration Rights Agreement grants each of Sapphire Holding, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the Closing Date. The Issuer is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of Sapphire Holding, A/S Holdings or the Initiating Holders. The registration rights under the Registration Rights Agreement are subject to customary lock-up provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is attached to the Original Filing as Exhibit 2 and is incorporated herein by reference.

Exchange Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Exchange Agreement (as defined in the Original Filing) that gave Sapphire Holding the right, but not the obligation, to exchange all, but not less than all, of the WSHC Shares into newly issued shares of Class A Common Stock. The Exchange Agreement expired upon the consummation of the Exchange.

New Shareholders Agreement

The New Shareholders Agreement, effective as of July 1, 2020, among the Issuer and the TDR Parties provides for (a) Sapphire Holding’s right to nominate (i) two directors to the Issuer’s Board of Directors for so long as the TDR Parties beneficially own at least 15% of the outstanding Class A Common Stock and (ii) one director to the Issuer’s Board of Directors for so long as the TDR Parties beneficially own at least 5%, but less than 15%, of the outstanding Class A Common Stock, (b) certain standstill obligations of Sapphire Holding and its affiliates for so long as TDR Holdings beneficially owns at least 5% of the outstanding Class A Common Stock, (c) certain transfer restrictions on the TDR Parties, including a lock-up period of six months after the closing of the Merger (the “Lock-up Period”) and restrictions on the volume of shares that can be transferred after the lock-up period expires, as further described below and (d) certain confidentiality obligations of the TDR Parties. Following the Lock-up Period, Sapphire Holdings will be (i) prohibited from transferring (x) more than 50% of the Class A Common Stock for a period of one year following the Lock-up Period, (y) the Class A Common Stock to any person or group who beneficially owns more than, or as a result of such transfer, would beneficially own more than, 5% of the Class A Common Stock, (z) until such time that Sapphire Holdings beneficially owns less than 5% of the Class A Common Stock, more than 2.5% of the Class A Common Stock in any 90-day period in an open market sale or block trade, subject to certain exceptions, and (ii) required to transfer its common stock in accordance with the terms of the Issuer’s securities trading policy, as may be in effect.

The foregoing description of the New Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the New Shareholders Agreement, which is attached to the Original Filing as Exhibit 3 and is incorporated herein by reference.

Loan Agreement and Stock Pledge

On August 22, 2018, Sapphire Holding entered into a margin loan agreement with Barclays Bank PLC, as Administrative Agent and Calculation Agent, and the lenders party thereto from time to time (the “Loan Agreement”) providing for borrowings of up to $125.0 million. On August 27, 2018, in connection with funding under the Loan Agreement, Sapphire Holding executed a Pledge and Security Agreement (the “Security Agreement”) pursuant to which it initially pledged 46,375,151 shares of Class A Common Stock to secure repayment of amounts outstanding under the Loan Agreement. Pursuant to the Security Agreement, Sapphire Holding also entered into a Collateral Account Control Agreement with each lender under the Loan Agreement.

Borrowings under the Loan Agreement mature on August 27, 2020. The Loan Agreement contains various affirmative and negative covenants and events of default that are customary for margin loan agreements of this type. In the event of a default under the Loan Agreement, each lender may exercise certain remedies, including the right to sell or otherwise dispose of the shares of Class A Common Stock pledged under the Security Agreement. All voting rights with respect to the Pledged Shares will remain with Sapphire Holding unless an event of default under the Loan Agreement has occurred and is continuing.

Except as set forth in this Schedule 13D/A, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A of the Original Filing and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit:

1. Shareholders Agreement, dated as of July 1, 2020, by and among WillScot Mobile Mini Holdings Corp., Sapphire Holding S.à r.l., TDR Capital II Holdings L.P. and TDR Capital LLP.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: July 2, 2020
SAPPHIRE HOLDING S.A R.L.

By:
/s/ Evelina Ezerinskaite
Evelina Ezerinskaite as Attorney-in-Fact

TDR CAPITAL II HOLDINGS L.P.

By:
/s/ Blair Thompson
Blair Thompson, for and on behalf of TDR Capital LLP, as manager of TDR Capital II Holdings L.P.

TDR CAPITAL LLP

By:
/s/ Blair Thompson
Blair Thompson, Partner

STEPHEN ROBERTSON

By:
/s/ Stephen Robertson

MANJIT DALE

By:
/s/ Manjit Dale